SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of February 2009

SCAILEX CORPORATION LTD.
(Translation of Registrant’s Name into English)

48 Ben Zion Galis Street,
Petach Tikva
Israel, 49277

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and
Exchange Act of 1934:

Yes ☐ No ☒

On February 5 and 8, 2009, Scailex Corporation Ltd. (the “Company”) filed a report with the Israel Securities Authority and The Tel Aviv Stock Exchange, translations from Hebrew of which are attached hereto as Exhibit 99.1-99.6 and incorporated herein by reference.

Exhibit 99.1	“Immediate Report of the Results of a General Assembly for the Approval of a Transaction with a Controlling Shareholder”

Exhibit 99.2	“Immediate Report of an Event or Matter Outside of the Corporation’s Normal Course of Business”

Exhibit 99.3	“Immediate Report of the Creation of Dormant Shares in the Corporation’s Issued Share Capital, a Change to their Number or to the Identity of their Holder”

Exhibit 99.4	“Immediate Report on the changes in the holdings status of the Corporation and its interested parties”

Exhibit 99.5	“Immediate Report on the holdings status of the Corporation and its interested parties”

Exhibit 99.6	“Status report of Company’s senior positions”

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Financial Officer

February 9, 2009